Exhibit 99(a)(16)

(Unofficial English translation of letter mailed only to shareholders residing in France. Original in French.)

Paris, January 30, 2009

Dear Sir or Madam,

I am contacting you once again regarding Sierra Wireless France’s French tender offer for Wavecom, in order to ensure that you have received all the information required to reach your decision.

I would like to remind you that Sierra Wireless France is offering to pay €8.50 in cash per ordinary Wavecom share and €31.93 (plus accrued but unpaid interest) for each OCEANE (convertible bond) tendered to the offer. This offer represents a premium of approximately 108% over the Wavecom closing share price on October 3, 2008, which was the last trading day prior to Gemalto’s announcement of its hostile offer for the Company, and, as you may know, it has received the unanimous support of Wavecom’s Board of Directors.

If you have not received all the information needed to make your decision regarding whether to tender your shares, I advise you to contact your financial advisor as soon as possible. You only have a few days left to make a decision: Sierra Wireless France’s French tender offer will expire on February 12, 2009, 5:00 pm (French time).

If you have not already done so, I encourage you to tender your shares to this offer immediately:

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You must instruct your financial intermediary to tender your shares to Sierra Wireless France’s offer as soon as possible, and in any event before February 12, 2009 which is the last day for you to tender your shares and OCEANEs into the French offer.

¡	If you tender your ordinary shares, your brokerage expenses for the shares will be reimbursed at 0.2% plus related VAT, up to a maximum of €200 (all tax included) per shareholder.

¡	Settlement for the shares and OCEANEs tendered into the French offer is expected to occur on March 4, 2009, assuming the offer is successful.

I thank you for your attention and your confidence,

Michel ALARD

Chairman of the Board of Directors

Wavecom

For more information, please visit our website:

http://www.wavecom.com/OPA

or dial the following toll free	number (in French): 00 800 5464 5464 WAVECOM S.A. - 3, esplanade du Foncet - 92442 Issy-les-Moulineaux Cedex - France Tel: +33 (0)1 46 29 08 00 Fax: +33 (0)1 46 29 08 08 www.wavecom.com

Copies of the note d’information on the takeover bid launched by Sierra Wireless France for Wavecom approved by the Autorité des marchés financiers (“AMF”) under visa n°09-002 dated January 6, 2009 and of the “other information document” are available on the websites of Sierra Wireless, Inc. (www.sierrawireless.com) and of the AMF (www.amf-france.org) and can be obtained for free from Lazard Frères Banque, 121 boulevard Haussmann, 75008 Paris.

Copies of the note en réponse of Wavecom approved by the AMF under visa n°09-003 dated January 6, 2009 and of the “other information document” are available on the websites of Wavecom (www.wavecom.fr) and of the AMF (www.amf-france.org) and can be obtained for free from Wavecom, 3, esplanade du Foncet, 92442 Issy les Moulineaux, and Merrill Lynch Capital Markets (France) SAS, 112, avenue Kléber, 75761 Paris.

The tender offers described here are being made for the ordinary shares, the American Depositary Shares (“ADSs”) and the convertible bonds (“OCEANEs”) issued by Wavecom. This letter is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and OCEANEs of Wavecom is being made only pursuant to the offer to purchase and related materials that Sierra Wireless France filed with the AMF as described above, or the Tender Offer Statement on Schedule TO Sierra Wireless France filed with the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the French offer documents described above, as applicable, filed by Sierra Wireless, as well as the Schedule 14D-9, and French reply documents described above, as applicable, filed by Wavecom, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders and other investors can obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org.), and with the SEC, from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless France will also be available for free at Sierra Wireless, Inc.’s website (www.sierrawireless.com).

This letter contains forward-looking statements which are not historical facts. Such forward-looking statements relate to the combined company’s future business prospects and projected position in the wireless data and M2M markets. Actual results may differ significantly from those contemplated by these forward-looking statements due to a variety of factors. Important factors that may cause such differences include, but are not limited to, those described in Sierra Wireless France and Wavecom’s filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Further risks and uncertainties include, among others, the risk that Sierra Wireless’ proposed acquisition of Wavecom may be delayed or may ultimately be unsuccessful. All forward-looking statements are qualified by these cautionary statements and speak only as of the date they are made.

U.S. Holders of any Wavecom securities may not tender into the Offer described in this letter. No ADSs, wherever the holder is located, may be tendered into the Offer described in this letter. U.S. Holders of shares and OCEANEs, as well as holders of ADSs, wherever the holder is located, may only tender their shares, OCEANEs and ADSs into the corresponding offer that the Offeror has initiated in the U.S. (the “U.S. Offer”). More information about the U.S. Offer is available free of charge at the SEC’s website (www.sec.gov).